UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE  13d-2(b)

PetroChina Company Limited

  (Name of Issuer)

American Depositary Shares, each representing 100 H shares,

par value RMB 1.00 per share

  (Title of Class of Securities)

71646E100

  (CUSIP Number)

March 23, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1 (b)

[   ] Rule 13d-1 (c)

[X] Rule 13d-1 (d)

CUSIP No.    71646E100

     13G

                    Page           2        of          11         Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP p.l.c.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES	5.	SOLE VOTING POWER 3,516,484,000*
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 3,516,484,000*
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,484,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0%
12.	TYPE OF REPORTING PERSON

CO, HC

*  As set out in PetroChina’s Form 8-A filed Febuary 29, 2000, each ADS represents 100 H shares.

BP p.l.c. has beneficial ownership of 3,516,484,000 H shares.

CUSIP No.    71646E100

     13G

                    Page           3         of          11        Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP Global Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES	5.	SOLE VOTING POWER 3,516,484,000*
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 3,516,484,000*
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,484,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0%
12.	TYPE OF REPORTING PERSON

CO, HC

*  As set out in PetroChina’s Form 8-A filed Febuary 29, 2000, each ADS represents 100 H shares.

BP Global Investments Limited has beneficial ownership of 3,516,484,000 H shares.

CUSIP No.    71646E100

     13G

           Page           4        of          11       Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP Investments China Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES	5.	SOLE VOTING POWER 3,516,484,000*
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 3,516,484,000*
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,484,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0%
12.	TYPE OF REPORTING PERSON

CO

*  As set out in PetroChina’s Form 8-A filed Febuary 29, 2000, each ADS represents 100 H shares.

BP Investments China Limited has beneficial ownership of 3,516,484,000 H shares.

Item 1(a).        Name of Issuer:

                        PetroChina Company Limited

Item 1(b).        Address of Issuer’s Principal Executive Offices:

                        16 Andelu

                        Dongcheng District

                        Beijing, 100011

                        The People’s Republic of China

Item 2(a).        Name of Person Filing:

                        This Statement is being filed jointly by the persons listed below (the

                        “Reporting Persons”).   The agreement between the Reporting Persons

                        relating to the joint filing of this Statement is attached as Exhibit 1.

                        Reporting Persons:

                        BP p.l.c.

                        BP Global Investments Limited

                        BP Investments China Limited

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                        BP p.l.c.:

                        1 St. James’s Square

                        London, SW1Y 4PD, England

                        BP Global Investments Limited:

                        Breakspear Park

                        Hemel Hempstead

                        Hertfordshire HP2 4UL, England

                        BP Investments China Limited:

                        Breakspear Park

                        Hemel Hempstead

                        Hertfordshire HP2 4UL, England

Item 2(c).        Citizenship:

                        BP p.l.c.:  England & Wales

                        BP Global Investments Limited: England & Wales

                        BP Investments China Limited:  England & Wales

Item 2(d).        Title of Class of Securities:

                        American Depositary Shares, each representing 100 H shares, par value RMB

                        1.00 per share

Item 2(e).        CUSIP Number:

                        71646E100

Item 3.             If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

                        Check Whether the Person Filing is a:

            (a)        [   ]       Broker or dealer registered under Section 15 of the Exchange Act.

            (b)        [   ]       Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)        [   ]       Insurance company as defined in Section 3(a)(19) of the Exchange Act.

            (d)        [   ]      Investment company registered under Section 8 of the Investment

                                    Company Act.

            (e)        [   ]      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

            (f)         [   ]      An employee benefit plan or endowment fund in accordance with Rule

                                    13d-1(b)(1)(ii)(F);

            (g)        [   ]       A parent holding company or control person in accordance with Rule

                                    13d-1(b)(1)(ii)(G);

            (h)        [   ]       A savings association as defined in Section 3(b) of the Federal Deposit

                                     Insurance Act;

            (i)         [   ]       A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)         [   ]       Group, in accordance with Rule 3d-1(b)(1)(ii)(J).

Item 4.             Ownership.

            (a)        Amount beneficially owned:  3,516,484,000*

            (b)        Percent of class:  20.0%

            (c)        Number of shares as to which such person has:

            (i)         Sole power to vote or to direct the vote                        3,516,484,000*

            (ii)        Shared power to vote or to direct the vote                    0

            (iii)       Sole power to dispose or to direct

                        the disposition of                                                          3,516,484,000*

            (iv)       Shared power to dispose or to direct

                        the disposition of                                                          0

                        BP Investments China Limited, which holds the shares reported in this Statement,

                        may be deemed to have sole power to vote, direct the vote, dispose or direct the disposition of 3,516,484,000 H shares.

                        BP Global Investments Limited owns 100% of BP Investments China limited,

                        and, in this capacity, may be deemed to have sole power to vote, direct the vote, dispose or direct the disposition of 3,516,484,000 H shares.

                        BP p.l.c. owns 100% of BP Global Investments Limited and, in this capacity,

                        may be deemed to have sole power to vote, direct the vote, dispose or direct the disposition of 3,516,484,000 H shares.

                        *  As set out in PetroChina’s Form 8-A filed Febuary 29, 2000, each ADS represents 100 H shares.  The Reporting Persons have beneficial ownership of

                        3,516,484,000 H shares.

                        The Reporting Persons were the beneficial owners of the H shares prior to the registration of PetroChina’s American Depositary Shares with the Securities and Exchange Commission.

Item 5.            Ownership of Five Percent or Less of a Class.

                        Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

                        Not applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the

                        Security Being Reported on by the Parent Holding Company or Control

                        Person.

                        Exhibit 2 is hereby incorporated by reference in response to this Item 7.

Item 8.            Identification and Classification of Members of the Group.

                        Not applicable.

Item 9.            Notice of Dissolution of Group.

                        Not applicable.

Item 10.          Certifications.

                        Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

For BP p.l.c.:

12th  January 2004

(Date)

/s/ Byron Grote

(Signature)

B.E. Grote /  Director

(Name/Title)

For BP Global Investments Limited:

12th  January 2004

(Date)

/s/ D.P. Chapman

(Signature)

D.P. Chapman / Director

(Name/Title)

For BP Investments China Limited:

12th January 2004

(Date)

/s/ F.W.M. Starkie

(Signature)

FWM Starkie / Director

(Name/Title)

EXHIBIT INDEX

Exhibit 1            A conformed copy of the Joint Filing Agreement dated as of  January 12, 2004 between

                           BP p.l.c., BP Global Investments Limited and BP Investments China Limited relating to the joint filing of this Schedule 13G.

Exhibit 2            Explanation of ownership relationships between the reporting persons BP p.l.c.,

                           BP Global Investments Limited and BP Investments China Limited.